UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	21 January 2026 - Director Declaration

99.1

Haleon plc: Director Declaration

21 January 2026: Haleon plc (LSE/NYSE: HLN) announces that Dawn Allen, Chief Financial Officer, has been appointed Chair of the Audit & Risk Committee of ITV plc with effect from 5 March 2026.

Dawn has served as a Non-Executive Director of ITV plc and a member of its Audit & Risk Committee since 2 October 2023.

This notification is made in accordance with the requirements of Listing Rule 6.4.9R(2).

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: January 21, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary